Vaccinex, Inc.

1895 Mount Hope Avenue

Rochester, New York 14620

October 4, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vaccinex, Inc.
Registration Statement on Form S-3 (File No. 333-233607)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vaccinex, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 5:00 p.m., Eastern Daylight Time, on October 8, 2019, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to William Intner of Hogan Lovells US LLP at (410) 659-2778.

Very truly yours,

Vaccinex, Inc.

/s/ Scott E. Royer
By:	Scott E. Royer
Title:	Chief Financial Officer